Oxeia Biopharmaceuticals

Harnessing the natural power of the human body to heal the brain



Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-264301

The issuer has filed a registration statement, including a preliminary prospectus (File No. 333-264301), with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Dawson James at 561-391-5555.

Disclaimer

This presentation contains forward-looking statements. All statements other than statements of historical fact contained herein, including statements regarding our business plans or strategies, projected or anticipated benefits or other consequences of our plans or strategies, projected or anticipated benefits from acquisitions to be made by us, or projections involving anticipated revenues, earnings or other aspects of our operating results, are forward-looking statements. Words such as "anticipates," "assumes," "believes," "can," "could," "estimates," "expects," "forecasts," "guides," "intends," "is confident that," "may," "plans," "seeks," "projects," "targets," and "would," and their opposites and similar expressions, as well as statements in future tense, are intended to identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will actually be achieved. Forward-looking statements are based on information we have when those statements are made or our management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

This presentation is not directed at, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any state or jurisdiction in which such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or qualification under the securities laws of any such state or jurisdiction. Readers should inform themselves about, and observe, any such restrictions.

This presentation is proprietary and is intended solely for the information of the persons to whom it is presented. It may not be retained, reproduced or distributed, in whole or in part, by any means (including electronic) without our prior written consent. This presentation contains statistical and market data that we obtained from industry publications, reports generated by third parties, third-party studies and public filings. Although we believe that the publications, reports, studies and filings are reliable as of the date of this presentation, we have not independently verified such statistical or market data.

CAUTION: We have not received approval from the FDA, or any other regulatory entity, to market our therapeutic candidates in the United States or in any other jurisdictions. Our therapeutic candidate OXE103 are classified by the FDA as investigational drugs and are limited by Federal (or United States) law to investigational use only and will require additional studies to make definitive conclusions and claims about such candidates' safety or efficacy.

Any forward-looking statements that we make in this presentation speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events.

You may also access the Company's most recent preliminary prospectus, dated as of April 14, 2022, which is included in the Company's Registration Statement on Form S-1, as filed with the SEC on April 14, 2022, by visiting EDGAR on the SEC's website at https://www.sec.gov/Archives/edgar/data/0001610315/000149315222009970/forms-1.htm

OXEIA

WHO WE ARE: CLINICAL STAGE DRUG DEVELOPMENT COMPANY

Our mission is to harness the natural power of the human body to heal the brain

OXE103 from Daiichi Sankyo;

An open neurology IND; Includes drug supply, data package Additional IP UCSD

Concussion Phase 2 trial initiated

Post-concussion patients enrolling

COVID Phase 2 Long Haulers trial

Therapy for chronic cognitive fog and fatigue post recovery

Building pipeline

Evaluating assets to expand into multiple additional neurological indications

Experienced management, board, and advisors

✓ High public profile indications with no available therapies

OXEIA

Oxeia: Team, Directors, and Founders

Extensive Development and Commercial Experience



Dr. Michael Wyand
CEO

Dr. Wyand has over 25 years of experience in managing and building successful product and service-oriented life science companies.



Kartik Shah
Director & Founder

Mr. Shah identified the lead asset and has led Oxeia's strategy, licensing, planning and IP Activities since inception.



Alex Smith
Director

Mr. Smith is a former American football quarterback who played in the National Football League. He played college football at Utah, where he was an All-American and led his team to victory in the 2005 Fiesta Bowl.



Ted Raad
Director

Ted Raad joined Oxeia Biopharmaceuticals Board of Directors in 2021. He has extensive experience building and leading great organizations in both specialty healthcare service and pharmaceutical companies.



Dr. Vishal Bansal
CSO, Inventor & Founder

Dr. Bansal is a Director of Trauma Surgery at Scripps Mercy Hospital in San Diego. He is funded surgical scientist focusing on the physiologic response to brain activity.



Amit Munshi
Founder

Mr. Munshi has 25+ years of global biopharma-ceutical industry experience in executive management, business development, product development and portfolio management. He most recently was the President and CEO of Arena Pharmaceuticals.



Julianne Averill
Chief Financial Officer

Ms. Averill is an active CPA & financial expert with ~20 years of experience scaling & leading finance, strategy, & corporate development teams for life sciences & digital health organizations.



Erin Lanciani
Director Nominee

Ms. Lanciani is a global biotech human resources executive and brings her extensive experience in strategic high growth leadership and organizational development and change management to Oxeia. Currently she serves as Chief People & Experience Officer at Sage Therapeutics.



Glen Frick
Director Nominee

Dr. Frick has extensive experience in clinical trial design and execution in a wide range of Phase 1 and 2 clinical studies. Dr. Frick has a strong background in neurology and is currently the Executive Medical Director of Neurology at Alexion Pharmaceuticals

OXEIA

Lead Molecule

OXE103

(synthetic human ghrelin)

OXEIA

OXE103, full length synthetic human ghrelin, is a naturally occurring peptide hormone produced in the human gut

- Increase energy availability in the brain[1]
- Increases connectivity in the brain[2]
- Stimulates appetite[1]

- Component of **Gut-Brain-Axis**. ▶
- Extensive human pharmacokinetics and pharmacodynamics inform dosing
- 300-person safety database (P1-P2) at therapeutically active doses – well tolerated
- 10,000 vials of GMP drug available in US for clinical studies

Source: 1 Andrews et al, Nature, Vol 454| 14 August 2008| doi:10.1038/nature07181
2 Diano et al, Nature Publishing Group, Vol 454| 14 August 2008| doi:10.1038/nature07181

Lead Molecule

OXE103

(synthetic human ghrelin)

Oxeia believes OXE103 plays an important role in the communication pathway between the gut and brain to ensure normal brain function, development, and repair



OXE103, full length synthetic human ghrelin, is a naturally occurring 28 amino acid peptide hormone produced in the human gut

- Increases energy/ATP availability in the brain[1]
- Decreases oxidative stress due to reactive oxygen species[1]
- Increases connectivity, outgrowth of dendrites[2]
- Increases energy intake, stimulates appetite[1]

- Component of **Gut-Brain-Axis**.
- Crosses the blood brain barrier[2]
- Extensive human pharmacokinetics and pharmacodynamics inform dosing[3]
- 300-person safety database (P1-P2) at therapeutically active doses – well tolerated[3]
- GMP drug available in US for clinical studies

Source: 1 Andrews et al, Nature, Vol 454| 14 August 2008| doi:10.1038/nature07181
2 Diano et al, Nature Publishing Group, Vol 454| 14 August 2008| doi:10.1038/nature07181
3 Daiichi Open IND with FDA

ABOUT OXE103

OXE103 Acts Directly in the Brain



Energy homeostasis and neurogenesis

Important to memory

Greatest density of ghrelin receptors in the dentate gyrus, CA3 and CA1 **hippocampal regions**[2]

Increases energy

Up regulates mitochondria **UCP-2 and AMPK**, increasing **mitochondrial number** and increasing **ATP** production, decreases reactive oxygen species[1]

Increases connections

Increase in hippocampal **synaptic density** seen after 4 days of treatment in mice with associated improvements in **memory/learning**[2]

Strengthens connections

Increased **long-term-potentiation** of axons resulting in strengthening of synaptic transmission[4]

Reduces p-Tau

Attenuates levels of **p-Tau** (protein that collects in brain, associated with Alzheimer's disease) in neurons[7]

Variety of related diseases

Animal models in TBI, (cortical impact)[6], ALS[3], cerebral ischemia subarachnoid hemorrhage[5]

Neuronal oxidative damage and decreased connectivity are common among many neurodegenerative indications including trauma, aging, persistent inflammation and chemotherapy.

Source: 1 Andrews et al, Nature, Vol 454| 14 August 2008| doi:10.1038/nature07181
2 Diano et al, Nature Publishing Group, Vol 454| 14 August 2008| doi:10.1038/nature07181
3 Daiichi Open IND with FDA
4 Andrews et al, MOLECULAR METABOLISM 4 (2015) 437e460 2015 The Authors. Published by Elsevier GmbH.
5 Liu et al, Chinese Journal of Physiology 49(5): 244-250,2006
6 Lopez et al, Journal of Neurotrauma 29:385-393, Jan 2012
7 Chen et al, Biol Pharm, Bull 33(7)1165-1169, 2010

INDICATION 1 2

Concussions

Significant Unmet Medical Need

No targeted therapies



US Epidemic/Market

3+ million concussions visit ED per year in the US[1]

Estimates indicate 15-20M concussions do not seek medical help and go undiagnosed[1]

Significant Consequences

Second Impact Syndrome	Post Concussion Syndrome	Repeat injury linked to long-term brain damage[3] (e.g. CTE, PTSD)	Cost of over $40B / year[2]

15-20M concussions annually[1]

OXEIA

SOURCE: 1 https://concussionfoundation.org/uk/programs/team-up-speak-up
2 Stacks.CDC.gov
3 https://www.cdc.gov/traumaticbraininjury/concussion/repeated-head-impacts.html

INDICATION 1 2

Competition: Preclinical or Phase 1

❌ **Prevention: Not effective against molecular injury**

187 concussions in NFL during the 2021 season.[1]

❌ **Other drugs: Long road, Limited number of competitors**

Molecule	Company
PNT001	Pinteon Therapeutics
N-acetyl cysteine amide	Brighton Biotech
AST-004	Astrocyte Pharma
SMB-603	Symbinas Pharmaceuticals
AtCell™	American CryoStem Corporation

OXEIA

Source: 1 www.nfl.com

Oxeia: IND approved by FDA for Phase 2 studies

Multimodal Treatment

OXE103 is a multimodal treatment to treat symptoms and underlying damage

Established Regulatory Footprint

Open Daiichi IND and Drug Master File for cross reference. 300+ patient safety database

Intellectual Property

US Patent #9,119,832 protects against direct competition to 2034+; three additional IP families filed

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INDICATION 1 2

Concussion



Definition & Clinical Characteristics:

Caused by direct force to the head, resulting in an altered mental state

Concussion Symptoms:

- Cognitive issues
- Headaches, Fatigue
- Memory problems
- Balance problems
- Photo-sensitivity
- Nausea
- Emotional issues

OXEIA

INDICATION 1 2

OXE103 in pilot Phase 2 Concussion Trial


30%

of concussed patients

- Persistent symptoms >3 months
- Associated with neuronal cell death, connectivity issues, inflammation


80%

of Emergency Concussion patients

- Presenting to ED, highly symptomatic, CT negative
- Treated within 24 hours of injury
- Neurometabolic crisis with damaged axonal connectivity

Status

Sub-acute Concussion

Active and recruiting patients

Acute Concussion

Trauma Center open, ED pending

OXEIA

INDICATION 1 2

COVID Long-Haulers

Increasing Reports of Post-COVID Cognitive Decline

~30% of COVID patients could have potential **impacts on quality of life in the next 6-9 months**[2]

Potentially Significant Consequences

~33% of non-hospitalized COVID patients complain of symptoms like fatigue and "brain fog" months later[1]

With critical conditions that affect the brain, if patients don't recover within 6-12 months, symptoms likely to be life long[2]

Initiating clinical trial

dosing OXE103 in the acute COVID patient to treat post-COVID cognitive decline

OXEIA



COVID Causes Neurocognitive Impairment

Sources: 1 According to: https://www.webmd.com/lung/news/20210219/a-third-of-covid-survivors-have-long-haul-symptoms#1
2 According to: https://www.henryford.com/blog/2020/12/covid-and-brain-fog

INDICATION ① ❷

COVID Long-Haulers





"We are seeing a greater number of Covid long haulers every day. Many of these patients have cognition issues and symptoms almost identical to brain injury. As of now we treat them like post concussion patients."

- Dr. Murray Stein, MD, MPH, FRCPC

Definition & Clinical Characteristics:

COVID-19 patients who have persistent symptoms for >6 weeks

- Cognitive issues
- Fatigue
- Memory problems
- Dizziness
- Blurred vision
- Difficulty in fluency
- Inattention
- Insomnia

OXEIA

Source: https://www.nature.com/articles/s41591-021-01283-z

INDICATION 1 2

COVID Long-Haulers Market Size

Long Covid reported with more recent variants including Omicron and BA2

~80M

COVID cases reported in the US

>90%

suffered only mild to moderate COVID-19 and don't need hospitalization

33%

continue to complain months later of cognitive symptoms, fatigue, loss of smell or taste and "brain fog"

OXEIA

Sources:
https://www.cdc.gov/coronavirus/2019-nCoV/index.html
https://www.webmd.com/lung/news/20210219/a-third-of-covid-survivors-have-long-haul-symptoms#1

Offering Overview

Issuer	Oxeia Biopharmaceuticals Inc.
Ticker/Exchange	OXEA & OXEAW
Capital Raise	Nasdaq Capital Market
Terms	We anticipate the initial public offering price will be between \$6.00 and \$8.00 per unit. Each Unit Consists of: a) One share of common stock b) Two warrants to purchase one share of common stock at an exercise price equal to 100% of the unit offering price per share, exercisable until the fifth anniversary of the issuance date. The shares of common stock and the Warrants are immediately separable and will be issued separately but will be purchased together in this offering.
Use of Proceeds	• Fund multicenter TBI clinical study in acute concussion • Fund multicenter Long Covid clinical study • Maintain stability testing of OXE103 and supply drug product to clinical sites • Expand clinical development team
Sole Book Running Manager	Dawson James Securities, Inc.

Milestones: First 12 months

Pipeline:

- P2 mTBI study
- P2 COVID Long-hauler study

Data Points = [icon]

Clinical preparation underway.



Concussion:
P2 Study:
Feasibility Study
Concussion
P2a Interim
Analysis
Concussion
P2b Study:
Study initiated
COVID
Feasibility Study
COVID
File IND
with FDA
COVID
First Patient
Concussion
P2b Interim
analysis
Month 0
Month 6
Month 12

OXEIA

OXEIA

Investment Thesis

Help us build the next generation of medicine!

- Multiple shots on goal in several biologically related neurodegenerative indications
- Robust preclinical and P1 clinical package reduces development and regulatory risk in P2 studies in multiple indications
- Multiple catalytic milestones projected
- High public profile indications with no available therapies provide opportunity to maintain company investment interest and PR

Capital efficient model, execution focus to clinical milestones - builds enterprise value

OXEIA

Thank you for your time

For investment details contact:

Investment Banking Department, Dawson James

investmentbanking@dawsonjames.com

Dr. Michael Wyand, CEO

mwyand@oxeiabiopharma.com



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